904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

July 28, 2005

PRESS RELEASE

GGL CLOSES PRIVATE PLACEMENT FINANCING OF C$300,000

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to announce that the Company has closed the $300,000 non-brokered private placement of 1,666,666 units at $0.18 per unit, which was announced in its press release of July 22, 2005. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share until July 27, 2007 at $0.20 per share in the first year and $0.22 per share in the second year. The securities have a hold period until November 28, 2005.

The net subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.